[Liberty Renewable Fuels Letterhead]

June 5, 2007

VIA FACSIMILE

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Liberty Renewable Fuels, LLC
Registration Statement on Form S-1
File No. 333-140098

Dear Ms. Long:

Please accept this letter as a request by Liberty Renewable Fuels, LLC (the “Company”) to accelerate the effective date of the registration statement currently pending before the SEC to Thursday, June 7, 2007 at 3:00 p.m. EST or as soon as reasonably practicable thereafter. We believe that none of the circumstances described in Rule 461(b) exist and that acceleration of the effective date is proper and beneficial.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions.

Sincerely,

LIBERTY RENEWABLE FUELS, LLC

By:	/s/ David Skjaerlund
David Skjaerlund, President